EXHIBIT 4.6

                       AMENDMENT TO 1989 STOCK OPTION PLAN
                           EFFECTIVE DECEMBER 13, 1996

                                   RESOLUTION

               WHEREAS, on December 22, 1995 the Board of Directors of U.S. Energy Corp. ("USE" or the "Company") adopted an amendment to the U.S. Energy Corp. 1989 Stock Option Plan (the "Plan") whereby the number of shares available for issuance under the Plan was increased to 925,000 shares; and

               WHEREAS, the Compensation Committee advised the Board, and the Board agreed that it was in the best interest of the Company to request shareholder ratification of the Board's decision to amend the Plan to increase the number of options issuable to 925,000, which would permit conversion of all outstanding non-qualified options to qualified options without any other change in the terms of such options (as to exercise price, conditions of employment and terms of exercise); and

               WHEREAS, ratification of the December 22, 1995 Amendment to the Plan was submitted to shareholders for vote at the 1996 Annual Meeting of Shareholders on December 13, 1996; and

               WHEREAS, the shareholders of U.S. Energy Corp. by majority vote at the 1996 Annual Meeting of Shareholders ratified the December 22, 1995 Amendment to the 1989 Stock Option Plan increasing the number of shares available for issuance to 925,000.

               NOW THEREFORE BE IT RESOLVED, that the Board of Directors of U.S. Energy does hereby convert all outstanding non-qualified stock options as of December 13, 1996, granted under the 1989 Stock Option Plan to qualified options. All other terms and conditions of the Stock Option Agreements shall remain in full force and effect.




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